[redacted]

09057050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING America Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway
(No. and Street)

Denver	CO	80203-5699
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Grimm (610) 425-4294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Cynthia Grimm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING America Equities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to & subscribed before me this 17th day of February 2009.

[signature]

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Linda A. Engle, Notary Public
Middletown Twp., Delaware County
My Commission Expires June 22, 2011
Member, Pennsylvania Association of Notaries

Notary Public

Cynthia Ann Grimm
Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

Ernst & Young
Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING America Equities, Inc.

We have audited the accompanying statement of financial condition of ING America Equities, Inc. (the Company, a wholly-owned subsidiary of Security Life of Denver Insurance Company, which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING America Equities, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia
February 18, 2009

Ernst & Young LLP

ING America Equities, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	2,011,845
Due from affiliates, including $677 under tax allocation agreement		380,799
Deferred tax asset		123,185
Other assets		10,279
Total assets	$	2,526,108
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable		289,456
Due to affiliates		350,663
Other liabilities		431
Total liabilities		640,550
Stockholder's equity:		
Common stock ($1.00 par value; 250,000 shares authorized; 150,000 shares issued and outstanding)		150,000
Additional paid-in capital		1,951,000
Accumulated deficit		(215,442)
Total stockholder's equity		1,885,558
Total liabilities and stockholder's equity	$	2,526,108

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

ING America Equities, Inc.'s (the Company) business consists primarily of the wholesale distribution of variable life policies and annuity contracts on behalf of affiliated insurance companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Security Life of Denver Insurance Company (SLD or Parent) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company's securities transactions are limited to life insurance and variable annuities. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2008 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2008. Significant components of the Company's deferred tax asset at December 31, 2008 are as follows:

Deferred tax asset:		
Pension	$	76,744
Deferred compensation		46,441
Net deferred tax asset	$	123,185

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with FASB No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2004 through 2008. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

4. Employee Benefits

401(k), Pension, and Deferred Compensation Plans

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension, and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2008 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

5. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by SLD, ReliaStar Life Insurance Company (RLI), and ReliaStar Life Insurance Company of New York (RLNY), affiliates of the Company. The Company receives all of its commission revenue from the affiliated insurance companies which is passed through to retail broker-dealers as commission payments.

Pursuant to distribution service agreements with affiliated insurance companies, the Company receives compensation from the affiliated companies through an annual distribution fee.

The Company participates in administrative service agreements with affiliated insurance companies and ING AIH for general business, administrative, and management services provided by the affiliated companies to the Company. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2008. The securities owned primarily represent money market funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with SFAS No. 157.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 12 to 1.

At December 31, 2008, the Company had net capital of $1,371,295, which was $1,328,592 in excess of its required net capital of $42,703. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.47 to 1.

STATEMENT OF FINANCIAL CONDITION

ING America Equities, Inc.
December 31, 2008
with Report of Independent Registered Public Accounting Firm